BBVA SECURITIES INC.

(A wholly-owned subsidiary of BBVA Compass Bancshares, Inc. and
an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

(SEC I.D. No. 8-42857)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as
a **PUBLIC DOCUMENT**.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
BBVA Securities Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BBVA Securities Inc. (the Company) as of December 31, 2017 and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
February 28, 2018

BBVA SECURITIES INC.

(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	197,196,947
Cash segregated in compliance with Federal regulations		30,000,000
Time deposit with affiliate		500,000
Securities owned, at fair value		4,502,798
Securities purchased under agreements to resell		25,912,500
Receivables:		
Customers		15,473,179
Broker-dealers and clearing organizations		18,933,929
Affiliates		63,270,794
Fees		18,705,402
Net unsettled regular way trades		17,881,939
Interest		216,999
Office furniture, equipment and leasehold improvements, net		5,521,304
Deferred tax asset		4,951,018
Other assets		1,380,500
TOTAL ASSETS	$	404,447,309

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Securities sold, not yet purchased, at fair value	$	17,996,484
Securities sold under agreements to repurchase		17,881,250
Notes payable		50,000,000
Payables:		
Customers		55,659,542
Broker-dealers and clearing organizations		1,413,552
Affiliates		18,323,960
Interest		190,581
Accrued expenses and accounts payable		28,810,736
Taxes payable		629,675
Total liabilities		190,905,780

Commitments and contingencies (See note 13)

STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in capital		198,862,820
Accumulated income		14,678,699
Total stockholder's equity		213,541,529
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	404,447,309

See accompanying notes to the statement of financial condition.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

BBVA Securities Inc. (the "Company") is a New York Corporation and a wholly owned subsidiary of BBVA Compass Bancshares, Inc. (the "Parent"), which is a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), a global financial services institution headquartered in Spain. The Company is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company has an institutional and retail business. The institutional business consists of investment banking, financing transactions and institutional sales of fixed income securities. Investment banking activities include securities originations, loan syndications, and project finance services. Financing transactions include securities purchased under agreement to resell and securities sold under agreement to repurchase. The Company is a member of the Fixed Income Clearing Corporation ("FICC"). For its fixed income sales business, the Company is self-clearing and can act in the role as either principal, riskless principal and/or agent.

Through its retail business, the Company is engaged in brokerage services whereby it acts as an agent (on a fully disclosed basis) for securities transactions placed by customers of the Company. For this business, the Company has a clearing agreement with a third-party broker-dealer who is authorized to maintain customer accounts. The clearing broker clears transactions for the Company's customers and maintains the accounts on a fully disclosed basis. The Company is not authorized to maintain customers' accounts and does not hold customers' funds or securities in connection with such transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial condition.

Basis of Presentation — The statement of financial condition is in conformity with *U.S. generally accepted accounting principles* ("US GAAP").

Use of Estimates — The Company makes estimates and assumptions that affect the reported amounts of assets, liabilities and certain disclosures. These estimates relate mainly to the valuation of certain financial instruments, accrual of income taxes, realization of deferred tax assets, and accrual of compensation. The Company believes that the estimates utilized in the preparation of the financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Cash and cash equivalents — Cash consists of cash and cash equivalents held at banks. The carrying amount of cash and cash equivalents approximates fair value. The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less.

Cash Segregated in Compliance With Federal Regulations — Cash of $30,000,000 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Owned, at Fair Value — Securities owned are recorded on a trade-date basis and are carried at fair value.

BBVA SECURITIES INC.

(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS DECEMBER 31, 2017

Securities purchased under agreements to resell and Securities sold under agreements to repurchase — Securities purchased under agreement to resell ("reverse repurchase agreements") and Securities sold under agreements to repurchase ("repurchase agreements") are carried on the statement of financial condition at the amounts of cash paid or received (contract value), which includes accrued interest on the collateral, and are generally collateralized by US government securities. Where appropriate, transactions meeting the netting requirements per Accounting Standard Codification ("ASC") - *Balance Sheet Offsetting 210-20-45-11* are reported on a net basis. The Company's agreements with counterparties generally contain provisions allowing for additional collateral to be obtained, or excess collateral returned, based on market valuations of such collateral. The Company revalues the collateral underlying its repurchase and reverse repurchase agreements on a daily basis. In the event the fair value of such securities falls below the related agreement to resell at contract amounts plus accrued interest, the Company will generally request additional collateral.

Contract values of reverse repurchase agreements and repurchase agreements approximate fair value. Accrued interest associated with the reverse repurchase agreements and repurchase agreements is accrued as interest receivable and interest payable.

Securities Sold, not yet Purchased at fair value — Securities sold, not yet purchased are recorded on a trade-date basis and are carried at fair value.

Net unsettled regular- way trades — receivables and payables arising from unsettled regular-way trades are recorded net on the statement of financial condition, per ASC 940-20-45-3.

Receivables from Customers and Payables to Customers — Receivables from customers include amounts receivable for securities not delivered by the Company to the purchasers in Delivery versus Payment ("DVP") trades by the contractual settlement dates ("securities failed to deliver") when the purchasers are classified as customers. Payables to customers include amounts payables for securities not received by the Company from the sellers in Receipt versus Payment ("RVP") trades by the contractual settlement dates ("securities failed to receive") when the sellers are classified as customers.

Receivables from Broker-Dealers and Clearing Organizations and Payables to Broker-Dealers and Clearing Organizations — The receivables from broker-dealer and clearing organizations balance primarily represents deposits held at clearing organizations in addition to securities failed to deliver to broker-dealers. The payables to broker-dealers and clearing organizations balance includes securities failed to receive from broker-dealers.

Receivables from Affiliates and Payables to Affiliates — Receivables from and payables to affiliates includes fees and other amounts owed from and to affiliates. Also included are amounts receivable and payable for securities failed to deliver or securities failed to receive. For securities transactions, affiliates can be considered customer or non-customer pursuant to SEC Rule 15c3-3.

Receivables from Fees — Receivables from fees primarily represents fees earned not yet received for investment banking services and variable annuity commissions.

Office Furniture, Equipment and Leasehold Improvements, net — Office furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation or amortization. Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, up to

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS DECEMBER 31, 2017

ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful lives or the terms of the related lease. Office furniture and equipment are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Accrued expenses and accounts payable — Accrued expenses and accounts payable include accruals for employee related compensation, employee benefits and third party services, as well as other payables.

Income Taxes — The Company is included in the consolidated federal income tax return and certain consolidated/unitary/combined state income tax returns of the Parent and also in the Parent's consolidated financial statements. The income taxes for the Company are calculated on a Parent-Company-Down approach. Income taxes are allocated by the Parent based on a comprehensive income tax allocation policy. This policy provides that income taxes are allocated based on subsidiaries' proportional share of the tax calculated on the consolidated return.

The Company accounts for income tax expense (benefit) using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the statement of financial condition. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period the change is incurred.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely that not to be realized. In making such determination, the Company considers all available positive and negative evidence, including future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would not be able to realize their deferred tax assets, a valuation allowance is established, which would increase the provision of income taxes.

The Company accounts for its uncertain tax positions under the provisions of ASC Topic 740, *Income taxes*. The Company had no liability for uncertain tax positions as of December 31, 2017 and does not expect any significant changes in this liability in the next twelve months. With regards to uncertain tax positions, a tax provision is recognized as a benefit only if it is "more likely than not" of being sustained on the basis of the technical merits. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Fair Value Measurements — The Company defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, (i.e. the "exit price") in an orderly transaction between market participants at the measurement date in accordance with ASC No. 825, *Financial Instruments*. The Company is required to disclose the fair value of its financial instruments according to a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories – Level 1: unadjusted quoted market prices for identical assets or liabilities in active markets; Level 2: directly or indirectly observable market-based inputs

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS DECEMBER 31, 2017

that are corroborated by market data, quoted market prices for similar assets and quoted market prices for assets in an inactive market; and Level 3: unobservable inputs that are not corroborated by market data.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy. In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

Recent Accounting Pronouncements

In January 2016, the FASB issued ASU 2016-01, *Recognition and Measurement of Financial Assets and Liabilities*. The amendments in this ASU revise an entity's accounting related to the classification and measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value. The ASU also amends certain disclosure requirements associated with the fair value of financial instruments. The amendments in this ASU are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted for the presentation of certain fair value changes for financial liabilities measured at fair value. The adoption of this standard is not expected to have a material impact on the financial condition of the Company.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The FASB issued this ASU to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet by lessees for those leases classified as operating leases under current U.S. GAAP and disclosing key information about leasing arrangements. The amendments in this ASU are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018. Early application of this ASU is permitted for all entities. The Company is currently assessing the impact that the adoption of this standard will have on the financial condition of the Company.

3. **TIME DEPOSIT WITH AFFILIATE**

At December 31, 2017, the Company had a time deposit with Banco Bilbao Vizcaya Argentaria, S.A. – New York & Grand Cayman Island Branches ("BBVA NY Branch") totaling $500,000, which matures on a monthly basis, with the option to rollover. This deposit is pledged as collateral for the operating account held at BBVA NY Branch.

4. **SECURITIES OWNED, AT FAIR VALUE**

Securities owned, at fair value consisted of $3,945,314 of US treasury securities, $557,484 of state and municipal government securities. All securities owned are designated as trading securities.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS DECEMBER 31, 2017

5. SECURITIES SOLD, NOT YET PURCHASED, AT FAIR VALUE

Securities sold, not yet purchased, at fair value consisted of $17,996,484 in US treasury securities. All securities sold, not yet purchased are designated as trading securities.

6. SECURITIES PURCHASED UNDER AGREEMENT TO RESELL AND SECURITIES SOLD UNDER AGREEEMENTS TO REPURCHASE

The Company enters into reverse repurchase agreements and repurchase agreements to finance long US treasury securities inventory and to cover short US treasury securities positions in order to prevent settlement exposure. As previously noted, the Company is a member of FICC, which allows the Company to manage credit exposure arising from such transactions by entering into master netting agreements with counterparties. These agreements provide the Company, in the event of a counterparty default, with the right to net counterparty's rights and obligations. As a result, the Company can liquidate and set off collateral by the Company against the net amount owed by the counterparty. The Company engages a third-party custodian that enables the Company to take control of such collateral in the event of counterparty default. The following table presents information about the offsetting of these instruments.

	Gross Amounts (1)		Gross amounts of offset in the Statement of Financial Condition (2)		Net amounts presented in the Statement of Financial Condition
Assets					
Securities purchased under agreement to resell	$	30,818,750	$	(4,906,250)	$ 25,912,500
Liabilities					
Securities sold under agreement to repurchase		22,787,500		(4,906,250)	17,881,250

(1) Amounts include $17,881,250 of securities sold under agreement to repurchase with BBVA.
(2) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.

Substantially all the collateral held by the Company for reverse repurchase transactions, which represent approximately 7.59% of the Company's total assets, consist of securities issued by the US Government. The fair value of securities received as collateral, prior to netting, was $30,686,621, and the fair value of the portion of the collateral that had been sold or repledged was $22,698,047. The Company does not maintain a credit allowance on such financing agreements due to the type of collateral received.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS DECEMBER 31, 2017

Securities sold under agreements to repurchase are accounted for as secured borrowings. The following table presents the Company's related activity, by collateral type and remaining contractual maturity.

| | | Remaining Maturity of the agreements | | | |
	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreement to repurchase:					
U.S. Treasury and other U.S. government agencies	$ 4,906,250	$ -	$ 12,900,000	$ 4,981,250	$ 22,787,500

In the event of a significant decline in fair value of the collateral pledged for the securities sold under agreements to repurchase, the Company would be required to provide additional collateral. The Company minimizes the risk by monitoring the liquidity and credit quality of the collateral, as well as the maturity profile of the transactions.

7. RECEIVABLES FROM CUSTOMERS AND PAYABLES TO CUSTOMERS

Receivables from and payables to customers totaling $15,473,179 and $55,659,542 represent securities failed to deliver and securities failed to receive, respectively.

8. RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The receivables from broker-dealers and clearing organizations consists of $189,711 securities failed to deliver and $18,744,218 of cash held on deposit with clearing organizations. Payables to broker-dealers consist of securities failed to receive totaling $1,413,552.

9. OFFICE FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - NET

At December 31, 2017, the Company's office furniture, equipment and leasehold improvements - net, is comprised of the following:

| | 2017 | | |
	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$ 6,610,692	$ (6,254,306)	356,386
Purchases in process	-	(34,211)	(34,211)
Computers and equipment	1,233,288	(1,004,923)	228,365
Furniture and fixtures	546,286	(471,873)	74,413
Software	8,183,772	(3,316,253)	4,867,519
Mechanical equipment	422,067	(393,235)	28,832
	$ 16,996,105	$ (11,474,801)	$ 5,521,304

10. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into transactions with BBVA and other affiliated entities, such as the Parent, Compass Bank ("BBVA Compass"), a subsidiary bank of the Parent, BBVA NY Branch, a subsidiary bank of BBVA, and BBVA Bancomer, S.A. de C.V.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS DECEMBER 31, 2017

("Bancomer"). The receivables from or payables to affiliates balances arise from services performed between the Company and its affiliates. Investment banking transactions with affiliates pertain to bond origination and/or loan syndications.

The Company has administrative fee service agreements with BBVA NY Branch and BBVA Compass, under which certain administrative services are provided to the Company, such as legal, compliance, accounts payable, internal auditing, and human resource services. In addition, the Company has administrative fee service agreements with BBVA NY Branch and BBVA Compass, under which the Company provides client onboarding services.

The Company has a networking and referral agreement with BBVA NY Branch and BBVA Compass, under which referral fees are paid on bond origination and advisory deals referred to the Company.

The Company has a networking agreement with BBVA Compass and BBVA Compass Insurance Agency ("BCIA") by which the Company will receive a non-exclusive, non-assignable license to use the BBVA Compass trademark/trade name, access to BBVA Compass customer network and premises/space to conduct broker-dealer business, access to BCIA's insurance license to sell variable insurance products and related support infrastructure at its premises. Finally, certain employees of the Company provide sales and support services to BBVA Compass and BCIA under a dual employee expense allocation agreement.

The Company sub-leases office space from BBVA NY Branch and BBVA Compass Bank under cancellable leases.

The Company has service level agreements with BBVA and Bancomer by which the Company acts as agent on behalf of BBVA and Bancomer in fixed income securities transactions. Fees earned related to this agreement are calculated based on the costs of the team plus a mark-up.
On August 1, 2014, the Company entered into a credit agreement with BBVA for a line of credit of $150,000,000 to be used for trade settlement purposes. The Company has agreed to pay a commitment fee of 0.50% on the average undrawn balance on each interest payment date. The agreement was terminated on July 13, 2017.

On June 28, 2016, the Company entered into an uncommitted demand facility agreement with Compass for a revolving intraday loan facility up to $250,000,000. This agreement allows the Company to manage its intraday settlement exposure in connection with its financing and trading activity and is used daily. As of December 31, 2017 there is no outstanding balance. A collateral account control agreement was also executed with BBVA Compass and a third party custodian to establish a collateral account into which the Company must pledge collateral to BBVA Compass in the event the intraday line is not repaid by close of business. The Company ensures that the intraday loan facility is repaid at the end of each business day. As of December 31, 2017 there is no collateral outstanding pursuant to this agreement.

On July 18, 2016, the Company entered into an uncommitted demand facility agreement with the Parent for a revolving loan facility up to $300,000,000. On July 12, 2017, the Company entered into

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS DECEMBER 31, 2017

an amended and restated facilty agreement with the Parent for a revolving loan facility up to $350,000,000. Pursuant to the amended agreement, $200,000,000 is uncommitted and $150,000,000 is committed. Overall, the facility is intended for liquidity needs that arise from the Company's activity in Bill and Deliver underwriting transactions as well as to help facilitate ongoing liquidity needs, both expected and contingent. The Company has agreed to pay a commitment fee of 0.50% on the average undrawn balance of the committed portion of the facility on each interest payment date. As of December 31, 2017 there is $50,000,000 outstanding pursuant to this agreement, recorded under notes payable on the statement of financial condition.

On March 16, 2017, the Company entered into an uncommitted demand facility agreement with BBVA for a revolving loan facility up to $1,000,000,000 to be used for trade settlement purposes. The Company has not drawn against this facility in 2017.

Subordinated Loan Agreement — The Company has a Revolving Note and Cash Subordination Agreement ("the Revolver") with BBVA. The Revolver was executed on March 16, 2017 with a maturity date of March 16, 2023 for a maximum of $450,000,000. Any amounts advanced under the Revolver will be considered net capital for regulatory purposes under *15C3-1- Net Capital Requirements for Brokers or Dealers* on the date drawn, but will not be considered as equity in the Company's statement of financial condition. During the year, the Company has drawn down on this Revolver and paid fully shortly thereafter. The Company has agreed to pay a commitment fee of 0.50% on the average undrawn balance on each interest payment date. As of December 31, 2017 there is no outstanding balance.

Assets and liabilities with related parties consisted of the following:

Assets:	
Cash	$ 13,520,828
Time deposit with affiliate	500,000
Receivable from affiliates	63,270,794
Total assets:	$ 77,291,622
Liabilities:	
Securities sold under agreements to repurchase	$ 17,881,250
Notes payable	50,000,000
Payable to affiliates	18,323,960
Interest payable	1,714
Total liabilities:	$ 86,206,924

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS DECEMBER 31, 2017

11. INCOME TAXES

The total deferred tax asset at December 31, 2017 is composed of the following:

Deferred tax assets:		
State and City net operating loss carry forwards	$	363,575
Deferred compensation		4,707,870
Accrued expenses		709,867
Valuation allowance		(354,449)
Total deferred tax asset		5,426,863
Deferred tax liabilities:		
Depreciation		(261,224)
Pension		(214,621)
Total deferred tax liabilities		(475,845)
Net deferred tax assets	$	4,951,018

As of December 31, 2017, the Company has approximately $7.1 million of net operating loss carry forwards utilization for New York, Alabama, Colorado & Georgia state income tax purposes which will begin to expire 2026. These carryforwards expire as follows:

2026	$	921
2027		966
2030		2,516,104
2031		4,012,519
2032		329,724
2033		90,679
2035		10,700
2036		134,848
Total	$	7,096,461

The Company believes that it is more likely than not the benefit from Alabama Colorado and Georgia states operating loss carryforwards will not be realized, and, accordingly, has established a valuation allowance associated with these net operating loss carryforwards. The Company has recorded a valuation allowance of approximately $354,000 at December 31,2017 related to these state net operating loss carryforwards deferred tax assets.

The management believes that based on the weigh of available positive and negative evidence, it is more-likely than not that all of the deferred tax assets other than the deferred tax assets related to the portion of the state net operating loss will be realized.

On December 22, 2017, President Trump signed the Tax Cuts and Jobs Act into legislation, which reduces the corporate tax rate to 21% effective January 1, 2018. U.S. GAAP requires the effect of a change in tax laws or rates to be recognized as of the date of enactment. At December 31, 2017, the Company has recorded the effects of the change in tax law for the deferred tax assets and tax liabilities for which the accounting is complete and reported provisional amounts for the effects of the

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS DECEMBER 31, 2017

tax law changes for the deferred tax assets and liabilities for which the accounting is not complete, but for which a reasonable estimate can be determined. The Company may have to adjust the provisional amounts when it obtains, prepares or analyzes additional information about facts and circumstances that existed at the enactment date when the company files its federal tax return for the tax year 2017 but no later than the measurement period of one year.

As discussed in Note 1, the Company is included in the Parent's consolidated federal income tax return and state income tax returns, while filing separate state income tax returns in its remaining jurisdictions. The Company remains subject to examination for federal, state and local jurisdictions for the tax years 2014 through 2017.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and regulation 1.17 under the Commodity Exchange Act, which require the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined by the rules. At December 31, 2017, the Company had net capital of $170,319,138, which exceeded the minimum requirement of $279,497 by $170,039,641.

Certain of the Company's proprietary accounts are held at the Company's clearing broker's Proprietary Accounts of Brokers and Dealers ("PAB") and are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker. This agreement requires, among other things, that the clearing broker perform a computation of PAB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

13. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company sub-leases office space from BBVA NY Branch under a cancelable lease. At December 31, 2017, the future minimum rental commitments under this cancelable lease are as follows:

2018	$	1,256,647
2019		1,256,647
2020		1,256,647
2021		1,256,647
2022- thereafter		3,769,941
Total	$	8,796,529

In the normal course of business, the Company may enter into other legal contracts that contain a variety of representations and warranties providing general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS DECEMBER 31, 2017

experience, the Company does not expect that these indemnifications will have a material adverse effect on the Company's financial position or results of operations.

Legal and Regulatory Proceedings

In the ordinary course of business, the Company is subject to legal proceedings, including claims, litigation, investigations and administrative proceedings, all of which are considered incidental to the normal conduct of business. The Company believes it has substantial defenses to the claims asserted against it in its currently outstanding legal proceedings and, with respect to such legal proceedings, intends to defend itself vigorously. Set forth below are descriptions of certain of the Company's legal proceedings.

In January 2016, the Company was named as a defendant in a putative class action lawsuit filed in the United States District Court for the Southern District of Texas, *In re Plains All American Pipeline, L.P. Securities Litigation*, wherein the plaintiffs challenge statements made in registration materials and prospectuses filed with the Securities and Exchange Commission in connection with eight securities offerings of stock and notes issued by Plains GP Holdings and Plains All American Pipeline and underwritten by the Company, among others. The plaintiffs seek unspecified monetary relief. The Company believes there are substantial defenses to these claims and intends to defend them vigorously.

In October 2016, the Company was named as a defendant in a putative class action lawsuit filed in the District Court of Harris County, Texas, and subsequently removed to the United States District Court for the Southern District of Texas, *St. Lucie County Fire District Firefighters' Pension Trust, individually and on behalf of all others similarly situated v. Southwestern Energy Company, et al.*, wherein the plaintiffs allege that Southwestern Energy Company, its officers and directors, and the underwriting defendants (including the Company) made inaccurate and misleading statements in the registration statement and prospectus related to a securities offering. The plaintiffs seek unspecified monetary relief. The Company believes there are substantial defenses to these claims and intends to defend them vigorously.

In August 2017, the Company was named as a defendant in a putative class action lawsuit filed in the United States District Court for the District of Connecticut, *Ontario Teachers' Pension Plan Board, individually and on behalf of all others similarly situated v. Teva Pharmaceutical Industries Ltd., et al.*, wherein the plaintiffs allege that Teva Pharmaceutical Industries Ltd. ("Teva"), its officers and directors, and the underwriting defendants (including the Company) made inaccurate and misleading statements in the offering materials related to Teva's role in an alleged conspiracy to inflate the market prices of certain generic drug products. The plaintiffs seek unspecified monetary relief. The Company believes there are substantial defenses to these claims and intends to defend them vigorously.

The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. Where it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated, the Company records a liability in its statement of financial condition. As at December 31, 2017, there were no such matters where a loss was both probable and reasonably estimable.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS DECEMBER 31, 2017

Additionally, for those matters where a loss is reasonably possible and the amount of loss is reasonably estimable, the Company estimates the amount of losses that it could incur beyond the accrued legal reserves. Under U.S. GAAP, an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely" and an event is "remote if "the chance of the future event or events occurring is slight." At December 31, 2017, there were no such matters where a loss was reasonably possible and reasonably estimable.

Financing Transactions

As stated in Note 6, the Company enters into repurchase transactions which are primarily covered by a master netting agreement. As per ASC 210-20-45, these transactions qualify for netting. At December 31, 2017, the Company entered into $22,787,500 of repurchase transactions that are secured by collateral from US treasury securities. The value of the Company's US treasury securities pledged against such repurchase transactions is $22,698,047, the remaining amount of repurchase transactions are collateralized by collateral received on reverse repurchase agreements.

In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy obligations.

The Company enters into forward starting reverse repurchase agreements and repurchase agreements. This type of activity has a start date of one or more business days greater than the trade date. Due to this characteristic, the Company considers this activity as a commitment and reports it off-balance sheet until the transactions reach their start date. At that point, the transactions will be reflected on the balance sheet and follow the process as stated in Note 6. As of December 31, 2017 the Company did not have any forward starting reverse repurchase and repurchase agreements outstanding.

14. RETIREMENT, OTHER POSTRETIREMENT, AND OTHER BENEFIT PLANS

Defined Benefit Plan

The Company participates in the defined benefit pension plan sponsored and administered by the Parent, which is intended to meet the requirements of Sections 401(a) and 501(a) of the Code and the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Under the plan, vested participants are entitled to a monthly benefit upon retirement equal to a percentage of their eligible compensation (generally defined as direct cash compensation exclusive of bonuses and commissions) earned in the five consecutive years of benefit service that produce the highest average. Prior to January 1, 2003, the percentage amount of the benefit was determined by multiplying the number of years, up to 30, of a participant's service with the Company by 1.8%. Benefits were reduced by social security payments at the rate of 1.8% of the primary social security benefit multiplied by years of service up to 30 years. Effective January 1, 2003, participants were given the option to remain in the defined benefit pension plan or move to an enhanced defined contribution plan. For those participants electing to remain in the defined benefit pension plan, the plan was modified to eliminate the social security offset feature of the monthly benefit calculation.

Under the modified formula, benefits are generally based on years of service, age at retirement and the employee's average compensation earned in the five consecutive years of service that produce the

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS DECEMBER 31, 2017

highest average. Employees of the Company who are over the age of 21 and have worked 1,000 hours or more in their first 12 months of employment or 1,000 hours or more in any calendar year thereafter are eligible to participate in the plan, except for project consultants, employees of certain insurance and investment management affiliates, and employees hired for the first time by the Company after January 1, 2002. Effective January 1, 2003, the defined benefit pension plan was closed to new participants. Participants are vested in benefits accruing under the plan after five years of qualifying service. Benefits are payable monthly commencing on the later of age 65 or the participant's date of retirement. Eligible participants with at least five years of service may retire at reduced benefit levels after reaching age 55.

Plan Assets

The Parent sets the investment policy for the defined benefit pension plan and reviews investment performance and asset allocation on a quarterly basis. The percentages of fair value of each major category of the pension plan assets at December 31, 2017 are as follows:

(a) US Treasuries and other US government agencies	67.8%
(b) Corporate bonds	25.3%
(c) Cash and cash equivalents	5.1%
(d) States and political subdivisions	1.8%
Total	100.0%

Since January 1, 2003, the Company has sponsored a defined contribution plan that is intended to meet the requirements of Sections 401(a) and 501(a) of the Code and the requirements of ERISA. During 2002, employees participating in the defined benefit pension plan could choose to participate in the newly established defined contribution profit sharing plan in lieu of accumulating future benefit service in the defined benefit pension plan. The Company makes contributions on behalf of each participant in the plan based on eligible pay and years of service.

Defined Contribution Plan

Additionally, the Company participates in the defined contribution plan sponsored and administered by the Parent, which is intended to meet the requirements of Sections 401(a), 401(k), 409 and 501(a) of the Internal Revenue Code of 1986, as amended, and the requirements of ERISA. Under this plan, employees may contribute up to 75% of their compensation on a pretax basis subject to statutory limits. The Company makes matching contributions equal to 100% of the first 3% of compensation deferred, plus 50% of the next 2% of compensation deferred. The Company may make additional non-matching contributions to the plan.

15. FINANCIAL INSTRUMENT AND RELATED RISKS

Off Balance Sheet Risk

In the normal course of business, the Company's activities may involve executions and settlements of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS DECEMBER 31, 2017

include U.S. institutional investors, brokers and dealers and international banks that are members of major regulated exchanges and affiliates. In the case that the Company is involved in executions and settlements of securities transactions, the Company records customer securities transactions on a trade- date basis in conformity with the settlement cycle of the respective countries. Therefore, the Company could be exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations. The Company's agreements with its clearing brokers provides that the Company assumes customer obligations in the event of non-performance.

Credit Risk

For transactions in which the Company has the ability to extend credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, requests counterparties to deposit additional collateral or reduce securities positions when necessary. As of December 31, 2017, the Company was not involved in the aforementioned business activity, with the exception of reverse repurchase agreements and repurchase agreements as noted in Note 6.

The Company clears its securities transactions from its retail business through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2017, the Company has recorded no liability with regard to this right. During 2017, the Company paid the clearing broker an immaterial amount related to these guarantees. In addition, the Company has the right to pursue collection on performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

16. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies the fair value accounting guidance required under ASC Topic 820, *Fair Value Measurements and Disclosures,* which requires the Company to disclose the estimated fair values of financial instruments, for which it is practical to estimate. Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

Level 1 — Quoted prices in active market for identical assets or liabilities that the Company has the ability to access as of the reporting date. The type of investments which would generally be included in Level 1 includes listed equity securities and listed derivatives. As required by ASC 820, the Company, to the extent that it holds such investments, does not adjust the quoted price for these investments.

Level 2 — Pricing inputs are observable, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS DECEMBER 31, 2017

active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or by other means. Fair value is determined through the use of models or other valuation methodologies using observable inputs. The types of investments which would generally be included in this category are publicly traded securities with restrictions on distribution, corporate bonds or municipal securities.

Level 3 — Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation by the Company. Level 3 assets and liabilities would include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar pricing techniques based on the Company's own assumptions about what market participants would use to price the asset or liability. The types of investments that would generally be included in this category include debt and equity securities issued by private entities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

Securities owned and securities sold, not yet purchased, are recorded at fair value on a recurring basis. At December 31, 2017 securities owned and securities sold, not yet purchased, consisted of US treasury securities, corporate obligations and state and municipal government securities. The fair value of US treasuries is based on unadjusted quoted market prices in an active market. The fair value of corporate obligations and state and municipal government instruments are based on quoted comparable prices for similar securities.

Transfers of financial instruments between different levels of fair value hierarchy are recorded as of the end of the reporting period. During the year ended December 31, 2017, there were no transfers of financial instruments between different levels of the fair value hierarchy.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS DECEMBER 31, 2017

The following table summarizes the assets and liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Fair Value
Assets:				
Securities owned, at fair value:				
US Treasuries	$ 3,945,314	$ -	$ -	$ 3,945,314
State and Municipal government securities	-	557,484	-	557,484
	$ 3,945,314	$ 557,484	$ -	$ 4,502,798
Liabilities:				
Securities sold, not yet purchased, at fair value				
US Treasuries	$ 17,996,484	$ -	$ -	$ 17,996,484
	$ 17,996,484	$ -	$ -	$ 17,996,484

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

The fair values of the other financial assets and liabilities are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest market rates.

The table below represents the carrying value and estimated fair value of the Company's financial instruments which are not carried at fair value. The table below therefore excludes items measured at fair value on a recurring basis presented in the table above. In addition, the table excludes the values of non financial assets and liabilities.

	Level 1	Level 2	Level 3	Estimated fair value	Carrying value
Assets:					
Cash and cash equivalents	$ 197,196,947	$ -	$ -	$ 197,196,947	$ 197,196,947
Cash segregated in compliance with Federal regulations	30,000,000	-	-	30,000,000	30,000,000
Time deposit with affiliate	500,000	-	-	500,000	500,000
Securities purchased under agreements to resell	-	25,912,500	-	25,912,500	25,912,500
Receivables:					
Customers	-	15,473,179	-	15,473,179	15,473,179
Broker-dealers and clearing organizations	-	18,933,929	-	18,933,929	18,933,929
Affiliates	-	63,270,794	-	63,270,794	63,270,794
Interest	-	216,999	-	216,999	216,999
Fees	-	18,705,402	-	18,705,402	18,705,402
Other Assets	-	1,380,500	-	1,380,500	1,380,500
	$ 227,696,947	$ 143,893,303	$ -	$ 371,590,250	$ 371,590,250
Liabilities:					
Securities sold under agreements to repurchase	$ -	$ 17,881,250	$ -	$ 17,881,250	$ 17,881,250
Payables:					
Customers	-	55,659,542	-	55,659,542	55,659,542
Broker-dealers and clearing organizations	-	1,413,552	-	1,413,552	1,413,552
Affiliates	-	18,323,960	-	18,323,960	18,323,960
Interest	-	190,581	-	190,581	190,581
Accrued expenses and accounts payable	-	28,810,736	-	28,810,736	28,810,736
	$ -	$ 122,279,621	$ -	$ 122,279,621	$ 122,279,621

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS DECEMBER 31, 2017

Fair value can vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, market perceptions as existing assets and liabilities as run off and new transactions are entered into.

17. SUBSEQUENT EVENTS

The Company evaluated subsequent events up to the date the statement of financial condition was issued, which was February 28, 2018. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustment to, or disclosure in, the statement of financial condition.

*****